January 7, 2010

Mail Stop 3010

Mr. Michael West
Chief Executive Officer
Medical Billing Assistance, Inc.
16325 East Dorado Ave.
Centennial, CO 80111

> RE: **Medical Billing Assistance, Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed April 7, 2009**
> **File No. 0-53012**

Dear Mr. West:

We have reviewed your response letter dated December 2, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

1. We note from your revised disclosures in response to prior comment 2 that your revenues resulted from the sale of medical equipment and supplies. However, this is inconsistent with your stated business plan of providing billing assistance to DMEs. Please clarify the nature of your business and how you plan to generate revenues in the future, and revise your disclosure accordingly in future filings, including any amendments.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 24

2. Please revise your disclosure in future filings, including any amendments, to include the information in your response to prior comment 5 regarding the typical billing contracts you intend to use and your revenue recognition policy. Also, clarify in your response and in your future disclosure how and when you will record upward adjustments, when applicable.

3. Tell us and disclose in future filings, including any amendments, your revenue recognition policies for sales of medical equipment and supplies.

4. Please tell us how you determined that it was appropriate to present revenue gross as a principal based on the amount billed to the customer rather than net as an agent based on the amount retained (i.e. the amount billed to the customer less the amount paid to the supplier). Address each of the indicators described in ASC 605-45 in your response. Also, tell us the terms of your sale transactions and why you have not recorded any receivables or inventory on your books.

5. We note from your response to prior comment 5 that you do not receive up-front payments. This is contrary to your disclosures in each of your subsequent Forms 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009 which state that standard contract policy calls for partial payment up front with balance due upon receipt of final billing. Please clarify and revise your disclosures in future filings, including any amendments, if applicable.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 26

6. We have reviewed your revised disclosure in response to prior comment 6 and reissue our comment in its entirety. Please revise your disclosure to clearly state, if true, that your 'principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of December 31, 2008'. Furthermore, please revise to appropriately distinguish disclosures regarding disclosure controls and procedures from disclosures regarding your internal controls over financial reporting. For example, you discuss finding no material weaknesses in your internal control over financial reporting in the paragraph which discusses your conclusions on your disclosure controls and procedures.

Medical Billing Assistance, Inc.
January 7, 2010
Page 3

Management's Annual Report on Internal Control Over Financial Reporting, page 26

7. Please revise your conclusion regarding the effectiveness of your internal control over financial reporting in accordance with the requirements of paragraph (a)(3) of Item 308 of Regulation S-K. Please clearly state whether or not 'internal control over financial reporting was effective'.

Form 10-Q for the quarter ended September 30, 2009

Item 2. Management's Discussion and Analysis and Plan of Operation

Results of Operations, page 11

8. Please clarify to us the nature of your revenues earned during the nine months ended September 30, 2009.

Liquidity and Capital Resources, page 12

9. You disclose that Mr. West has agreed to loan you funds as may be necessary through December 31, 2009 for working capital purposes. Please tell us and disclose in your Form 10-K for the year ended December 31, 2009 if Mr. West has extended this agreement past December 31, 2009, and advise us how you intend to meet your liquidity needs subsequent to December 31, 2009. Please provide us with your proposed disclosure.

         Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

                                        Sincerely,

                                        Jessica Barberich
                                        Assistant Chief Accountant